THE CAVALIER GROUP

January 11, 2006

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director

Dear Sirs:

Re:	The Cavalier Group
Registration Statement on Form SB-2 Filed on January 11, 2006
File Number 333-127016

We have reviewed your comment letter dated January 04, 2006, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable. Please note that page references in the SB-2A5 filing refer to the formal EDGAR filing (hard copy attached) - not to the black-line version.

Dilution of the price You Pay for Your Shares - page 18

1.	We have amended the amount shown in the middle of page 19 and at the top of page 20 as the dilution per share for the maximum outcome from $0.0338 to $0.0388.

Yours truly,
THE CAVALIER GROUP

/s/ "Gerald W. Williams"

Gerald W. Williams
President